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                               Conolog Corporation
                                 5 Columbia Road
                          Somerville, New Jersey 08876
                                 (908) 722-8081
                              (908) 722-5461 (Fax)

                                                               November 28, 2005

VIA EDGAR

Mary Beth Breslin, Esq.
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Conolog Corporation
         Amendment No. 2 to Registration Statement on Form SB-2
         Filed: November 15, 2005
         File No.: 333-128089

Dear Ms. Breslin:

     Reference is made to Amendment No. 2 to the Registration Statement on Form SB-2 of Conolog Corporation (the "Company") filed with the Commission on November 15, 2005 (file number 333-128089) and to the staff's letter of comment dated November 16, 2005.

     The following numbered paragraphs correspond to the numbered paragraphs in your letter to the Company.

     1. In the prior amendment, the Company incorrectly stated the amount of inventory impairment it recognized for the fiscal years ended July 31, 2004 and 2005. The Company did not recognize any inventory impairment for the fiscal years ended July 31, 2004 and July 31, 2005. Amendment No. 3 has been revised to reflect that the Company did not recognize any inventory impairment for the fiscal years ended July 31, 2004 and July 31, 2005.

     2. The Company does classify inventory impairment charges as cost of sales. However, as mentioned in our response to question 1, the Company did not recognize any inventory impairment for the fiscal years ended July 31, 2004 and July 31, 2005.



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Mary Beth Breslin, Esq.

Page 2

     3. Page F-4 of the Consolidated Statements of Operations has been revised in response to the staff's comments.

     4. The MD&A has been revised and expanded in accordance with the staff's comments.

     5. Section 10.4 of the Subscription Agreement dated July 19, 2005, requires that the Company respond to comments received from the SEC within seven days. However, it does not specify the manner in which it must respond. The Company responded to the staff's comment letter, dated September 15, 2005 on September 22, 2005 (a copy of which is enclosed). Therefore, it does not believe that Liquidated Damages (as defined in the Subscription Agreement) are due. In accordance with section 12 of the Subscription Agreement, copies of correspondence relating to this matter from the staff have been forwarded to the Subscribers' attorney.

     If you have any questions or comments, please feel free to contact David B. Manno of Milberg Weiss Bershad & Schulman LLP at (212) 946-9383 or the undersigned.

                                        Very truly yours,


                                        /s/ Marc Benou
                                        ----------------------------------------
                                        Marc Benou
                                        President